SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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1. PURPOSE

To establish guidelines for the assessment, selection, approval and monitoring of investments in projects, acquisition of equity interests or new businesses (operational, strategic and innovation), capital budget objects, to be complied with and applied at Companhia Paranaense de Energia - Copel (Holding), its wholly owned subsidiaries - SIs (direct and indirect) and controlled companies (direct and indirect), hereinafter referred to jointly as Copel, respecting their corporate procedures and in proportion to relevance, materiality and risks of the businesses in which they are party to.

This Policy is also recommended to jointly controlled companies, associated companies, and other equity interests, respecting their corporate procedures and in proportion to relevance, materiality and risks of the businesses in which they are party to.

2. CONCEPTS

2.1 - STRATEGIC PLANNING

A plan that is prepared by Copel's Executives and managers to guide, among other purposes, the prospection and execution of their respective areas, of which the Executive Board recommends its approval by the Company's Board of Directors.

2.2 - PROJECT

For the purposes of this Policy, a project shall be defined as an investment initiative that generates value for the Company.

2.3 - CORPORATE PROJECT

Projects arising from investment opportunities that are in the implementation phase and accompanied by the Corporate Projects Office.

2.4 - INVESTMENTS

In the context of this Policy, investments refer to the use of financial resources towards long-term investment opportunities that offer expected future financial benefits and are linked to Copel's businesses.

2.5 - OPERATIONAL ASSET

For the purpose of this policy, operational assets are investment opportunities that have been implemented and are in operation and represent part of Copel's assets or property rights.

2.6 - DEINVESTMENT

The sale of equity interests, operating assets, or projects.

2.7 - INVESTMENT OPPORTUNITIES

These are the opportunities in Copel's prospective portfolio in which the Company has the option to use investment resources, and, for the purposes of this Policy, they are classified as Operational Investment, Strategic Investment, and Investment in Innovation.

2.8 - OPERATIONAL INVESTMENT

A necessary investment opportunity aimed at business continuity and preserving existing assets, in compliance with specific legal and regulatory rules and that do not involve new grants. These investments are required to preserve the security of facilities used for energy generation, transmission or distribution, or investments for the expansion and improvements of generation units and distribution and transmission concession networks.

2.9 - STRATEGIC INVESTMENT

The opportunity to invest in new businesses aimed at generating value for Copel, through the implementation or acquisition of projects, new grants, acquisition of operating assets, expansion of generation projects, equity interests or divestments.

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2.10 - INVESTMENT IN INNOVATION

Investment opportunities for the production and execution of new products, services, processes, methods, or systems that did not previously exist, with fundamental characteristics that are significantly different from existing ones, which can result in improvements and an effective gain in quality or performance to generate or redistribute value. Resources are used for projects that are aligned with the innovation thesis and which differ from traditional investments as they do not guarantee future financial benefit, with funds approved from a specific budget for this purpose.

2.11 - INNOVATION THESIS

This instrument guides the innovation initiatives, aligning them with the corporate strategy to be carried out by the Company so that efforts are focused in the prospecting of projects and businesses that suit this thesis. The innovation thesis considers the Company’s current scenario and market trends, classifying and establishing financial limits that will be allocated to the development of innovation initiatives.

2.12 - BUSINESS PLAN

A document that gathers planning, information, and projections on a project to be implemented or acquired.

2.13 - PARTNER

A company or group of companies that associates with Copel for the acquisition or execution of a project. Partnership with a company in which the Copel holds an equity interest.

2.14 - ECONOMIC-FINANCIAL FEASIBILITY ANALYSIS

A document that gathers the economic and financial information about a project being prospected.

2.15 - FREE CASH FLOW TO FIRM

The projected cash flow available to all capital providers (shareholders and third-party capital).

2.16 - Free Cash Flow to the Shareholder

The projected cash flow available to shareholders, after the cash flow to third-party capital providers.

2.17 - INVESTMENT AND INNOVATION COMMITTEE

A strategic corporate body that assists the Board of Directors for resolutions that are within its competence, when related to operational investments, strategic investments, and investments in innovation.

2.18 - COST OF EQUITY

The cost of equity indicates the return desired by shareholders when investing equity in a company, that is, the minimum return that shareholders require from their capital invested in a company.

3. PRINCIPLES

The principles that guide this Investment Policy are Copel's organizational values (Ethics, Respect for people, Dedication, Transparency, Safety and Health, Responsibility, and Innovation), ESG principles and the Company's Code of Conduct.

4. GUIDELINES

4.1 - Make assessments only for investment opportunities that are aligned with Copel's Strategic Planning, or that may be exceptionally approved by the competent Governance.

4.2 - Project short and long-term macroeconomic indicators, such as inflation and interest rates, considering the expectations of key market references, mainly the Central Bank of Brazil.

4.3 - Consider the market scenario, possible synergies, and competition from third parties when assessing investment opportunities.

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4.4 - Assess risks according to NPC 0104 - Integrated Corporate Risk Management Policy, ensuring that risks are incorporated into the investment analysis.

4.5 - Consider Copel's consolidated financial and leverage capacity when assessing investment opportunities.

4.5.1 - Consider the amount allocated to operational investments and projects being implemented during the annual planning cycle, in view of the economic and financial indicators obtained in the Company's reference scenario and the established leverage limit.

4.5.2 - Respect Copel's marginal financial capacity, considering its payment schedule when resolving to take on strategic investments.

4.6 - Carry out an economic and financial feasibility analysis when deciding to pursue strategic investments.

4.6.1 - Conduct economic and financial feasibility analysis for new businesses by using the discounted cash flow methodology, whenever possible.

4.6.2 - Compare the cost of capital with the Expected Internal Rate of Return (IRR) and use it to calculate the Net Present Value (NPV) to guide the assessment of an investment opportunity and financial decisions.

4.6.3 - Simulate key variables for strategic investments through a sensitivity analysis or the probability of occurrence methodology.

4.6.4 - Apply the Free Cash Flow to the Shareholder methodology for strategic investments that have identifiable financing lines.

4.6.5 - Apply the Free Cash Flow to Firm methodology for strategic investments that do not apply to item 4.6.4.

4.6.6 - Support the feasibility analysis for Mergers and Acquisitions (M&A) transactions through the use of independent appraisal reports and due diligence of the target assets, in addition carrying out other internal analysis.

4.6.7 - Ensure that the following additional aspects are always considered:

•	technical:
•	debt structure;
•	land;
•	energy sale strategy;
•	organizational;
•	human resources;
•	ESG (sustainability, climate change, governance, among others);
•	Compliance; and
•	other aspects not listed that the analysis but are relevant for the investment opportunity.

4.7 - Calculate the cost of capital according to each business, taking into consideration the different risk profiles.

4.8 - Prepare a Business Plan for strategic investments, containing the following:

•	information on the project and its corresponding assets;
•	projections on the physical and financial payment schedules;
•	identification of the individuals responsible for coordinating the project’s execution (Project Leader) and other relevant activities;
•	projections for operating and administrative costs;
•	expected revenues;
•	contracts arising from the project’s execution or operation (capex, opex, revenues, grants, etc.);
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•	capital structure;
•	financing strategy;
•	economic-financial, social and environmental feasibility analysis and indicators;
•	measures that mitigate risks
•	assessment on social and environmental impacts; and
•	other aspects that are relevant for the project.

4.9 - Ensure that Copel's different investment opportunities are assessed by using equivalent criteria, although each type of business has its own peculiarities.

4.10 - Prioritize Copel's different investment opportunities in the following order:

1.	Operational investments: aimed at preserving the security of the facilities, complying with legislation, regulation or granting conditions, maintaining ongoing projects, expanding capacity and modernizing assets that comprise the distribution and transmission concessions (including authorizations for reinforcements and improvements) and modernizing generation units;
2.	Strategic investments: aimed at new business opportunities that help consolidate the Company's growth by capturing operational synergies, reestablishing EBITDA in concessions or authorizations that reached their deadlines, diluting fixed costs, improving efficiency, competitiveness or redirecting the strategic positioning of a project’s execution or acquisition, gaining new concessions, acquiring operating assets, expanding generation projects, equity interests or divestments; and
3.	Investments in Innovation: as defined in this policy, they can be carried out up to the specific budget limit classified for such type of investment, according to the Innovation Thesis approved by the Board of Directors of Copel Holding.

4.10.1 - Evaluate operational investments based on the proposals prepared by the Company's departments, or SIs that have operating assets, and assess their adequacy and priority when preparing the Company's Annual Budget.

4.10.2 - Maximize value generation for Copel's shareholders by prioritizing strategic investments through methodologies and systems that consider the following factors:

•	expected financial return for the project;
•	expected financial return for the sector;
•	synergies with active investments by Copel or its Partners;
•	size of the project or operational investment;
•	remaining concession or grant period;
•	project execution stage, with priority to brownfield projects;
•	quality and availability of information;
•	complexity of associated obligations;
•	sustainability and governance;
•	associated risks; and
•	other relevant analysis.

4.10.3 - Select and prioritize investments in innovation, respecting the established budget limits for the approved Innovation Thesis, and considering:

•	limitations of the market to be invested;
•	maturity of the business;
•	business models;
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•	financial amounts required;
•	technologies of interest;
•	type of investment in innovation, if it is incremental, adjacent or transformational;
•	other relevant differential and relevant aspects that need to be analyzed; and
•	the characteristic of the innovation investment portfolio, promoting an appropriate balance between risk and expected return for its entire portfolio.

4.11 - Prospect partners for investments in new businesses considering the possibility that it will increment value through skills and synergies, in addition to diluting and sharing risks.

4.11.1 - Conduct a background check on the potential partners and their management team, observing reputational, operational, legal, social, and environmental risks, among others, considering the sensitivity of the information to be shared and Copel’s exposure in their commercial relationships.

4.11.2 - Ensure that partnership agreements contain conformity clauses that are in compliance with the Code of Conduct (or aligned with it), internal rules and current legislation, in particular the Anti-Corruption Law (Federal Law 12,846/2013) and US Foreign Corrupt Practices ACT (FCPA) and considering Copel’s own protection requirements.

4.12 - Preferably participate in the control block in companies arising from structured strategic investments with partners.

4.13 - The approval limits for Operational Investments, Investments in Innovation and Strategic Investments shall respect the limits set forth in the Bylaws, Internal Regulations or Resolutions by the Board of Directors of Copel Holding approved for its fully owned subsidiaries, according to their specific jurisdiction.

4.14 - The investment opportunities that require approval by the Board of Directors shall be previously submitted to for assessment and recommendation by the Investment and Innovation Committee.

4.15 - In relation to the monitoring of investments:

4.15.1 - Ensure that Copel's corporate projects are accompanied by the Company's project governance model, which segregates structuring, execution, and monitoring activities.

4.15.2 - Investments in operating assets shall be evaluated on a quarterly basis, when Copel's financial information is prepared.

4.15.3 - Investments in equity interests shall be monitored periodically by a specific controlling area.

4.15.4 - Investments in Innovation, regardless of their funding source, shall be monitored by the Investment and Innovation Committee, observing the conditions defined in the Innovation Thesis.

4.15.5 - Operational, strategic and innovation investments shall consider the ESG guidelines issued by the Sustainable Development Committee.

5. FINAL PROVISIONS

5.1 - Appendix I of this Policy, named as Guidelines for Evaluating Strategic Investments, will be reassessed when the Company's Strategic Planning is approved. Strategic Investments in sources or services not mentioned in the Appendix shall be evaluated according to the peculiarities of each opportunity, applying the macro guidelines contemplated in item 4 of this Policy.

5.2 - Situations not provided for in this Policy shall be addressed by means of specific resolutions to be taken by the Board of Directors.

6. LEGISLATION AND RELATED RULES

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a)	Federal Law 6,404/1976 - Brazilian Corporation Law;
b)	Federal Law 12,846/2013 - Anti-Corruption Law;
c)	Federal Decree 8,420/2015 - Regulates the Anti-Corruption Law;
d)	Federal Law 13,303/2016 - State-Owned Companies Law;
e)	CVM Resolution 642/2010;
f)	CVM Instruction 552/2014;
g)	CVM Instruction 480/2009;
h)	Aneel Resolution 699/2016;
i)	The "HIGHLIGHT IN STATE-OWNED COMPANY GOVERNANCE" program by B3 - Bolsa Brasil Balcão;
j)	Technical Pronouncements issued by the Accounting Pronouncements Committee - CPC;
k)	Code of Best Practices of Corporate Governance of the Brazilian Institute of Corporate Governance - IBGC;
l)	Copel’s Code of Conduct;
m)	Copel’s Accounting Practices Manual;
n)	Brazilian Code of Corporate Governance for Publicly Held Companies;
o)	Internal Regulation for Bids and Contracts, in compliance with Federal Law 13,303/2016;
p)	NAC 030905 - Portfolio and Project Management;
q)	Corporate Governance Policy; and
r)	Sustainability Policy.

This Policy was approved at the 212th Ordinary Board of Directors’ Meeting held on March 17, 2021.

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Version Control
Date	Responsible Areas	Description
March 17, 2021

DDN/CEN

Fernando Giacomini Machado

DDN/CGI

Carlos Diego do Valle Pedroso

DDN

Luis Gustavo Socher

DFI

Ana Clara S de F Morrissy

Roberto Marchioro Jr

DIS/SOD

Marcelo Coser

Ruth Helena Riboski

DIS/SOD

Rafael Eichelberger

DRC/CIC

Marcelo Perdoncini

Renata Maraccini Franco

GeT – DAP

Alessandro Batista de Lima

GeT – DAP/CCG

Leandro Rabello de Abreu

PRE

Cesar Henrique Camilo Picco

PRE/CPL

Andre Luis de Castro David

Elaine Cristina Vernillo Donato

DGE/SGG/DPGE/VDOP

Mª de Fátima Tabajara de Oliveira

Natalino das Neves

First version on the matter.

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APPENDIX I

GUIDELINES FOR EVALUATING STRATEGIC INVESTMENTS

A) investment Guidelines for Wind Energy:

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A) investment Guidelines for Photovoltaic Solar Energy:

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A) investment Guidelines for Hydro-electric Energy:

A) investment Guidelines for Transmission:

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 26, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.